UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                              TERRA INDUSTRIES INC.
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    880915103
                                 (CUSIP Number)

                                DECEMBER 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 13 Pages

                                  SCHEDULE 13G

CUSIP NO. 880915103                                           PAGE 2 OF 13 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
                  98-0418059

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                a.       [ ]
                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          7,936,700
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         7,936,700
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    7,936,700

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    8.3%

12       Type of Reporting Person (See Instructions)

                                       OO

                                  SCHEDULE 13G

CUSIP NO. 880915103                                           PAGE 3 OF 13 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANCHORAGE ADVISORS, L.L.C.
                  20-0042271

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                a.       [ ]
                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          7,936,700
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         7,936,700
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    7,936,700

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    8.3%

12       Type of Reporting Person (See Instructions)

                                    OO, IA

                                  SCHEDULE 13G

CUSIP NO. 880915103                                           PAGE 4 OF 13 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
                  20-0042478

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                a.       [ ]
                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          7,936,700
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         7,936,700
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    7,936,700

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    8.3%

12       Type of Reporting Person (See Instructions)

                                    OO, HC

                                  SCHEDULE 13G

CUSIP NO. 880915103                                           PAGE 5 OF 13 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANTHONY L. DAVIS

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                a.       [ ]
                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          7,936,700
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         7,936,700
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    7,936,700

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    8.3%

12       Type of Reporting Person (See Instructions)

                                    IN, HC

                                  SCHEDULE 13G

CUSIP NO. 880915103                                           PAGE 6 OF 13 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  KEVIN M. ULRICH

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                a.       [ ]
                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CANADA

                            5             Sole Voting Power
Number of                                          7,936,700
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         7,936,700
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    7,936,700

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    8.3%

12       Type of Reporting Person (See Instructions)

                                    IN, HC

                                  SCHEDULE 13G

CUSIP NO. 880915103                                           PAGE 7 OF 13 PAGES


ITEM 1(A) NAME OF ISSUER:

          Terra Industries Inc. (the "Issuer").

ITEM 1(B) ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  Terra Centre
                  P.O. Box 6000
                  600 Fourth Street
                  Sioux City, IA 51102

ITEM 2(A) NAME OF PERSON FILING:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Anchorage Capital Master Offshore, Ltd. ("Anchorage Offshore");

          ii)  Anchorage Advisors, L.L.C. ("Advisors");

          iii) Anchorage Advisors Management, L.L.C. ("Management");

          iv)  Anthony L. Davis ("Mr. Davis"); and

          v)   Kevin M. Ulrich ("Mr. Ulrich").

     This statement related to Shares (as defined herein) held for the account of Anchorage Offshore. Advisors is the investment advisor to Anchorage Offshore. Management is the sole managing member of Advisors. Mr. Davis is the President of Advisors and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Advisors and the other managing member of Management.

ITEM 2(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address of the principal business office of Anchorage Offshore, Advisors, Management and Messrs. Davis and Ulrich is 610 Broadway, 6th Floor, New York, NY 10012.

ITEM 2(C) CITIZENSHIP:

          1) Anchorage Offshore is a Cayman Islands exempted company incorporated with limited liability;

          2)   Advisors is a Delaware limited liability company;

          3)   Management is a Delaware limited liability company;

          4)   Mr. Davis is a citizen of the United States; and

          5)   Mr. Ulrich is a citizen of Canada.

                                  SCHEDULE 13G

CUSIP NO. 880915103                                           PAGE 8 OF 13 PAGES


ITEM 2(D) TITLE OF CLASS OF SECURITIES:

          Common Shares, without par value (the "Shares").

ITEM 2(E) CUSIP NUMBER:

          880915103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
       (C), CHECK WHETHER THE PERSON FILING IS A:

          This Item 3 is not applicable.

ITEM 4. OWNERSHIP:

ITEM 4(A) AMOUNT BENEFICIALLY OWNED:

     As of February 13, 2006, each of the Reporting Persons may be deemed to be the beneficial owner of 7,936,700 Shares.

ITEM 4(B) PERCENT OF CLASS:

     According to the Issuer's most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, the number of Shares outstanding as of October 31, 2005 was 95,172,174. Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 8.3% of the total number of Shares outstanding.

ITEM 4(C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         ANCHORAGE OFFSHORE
         (i)       Sole power to vote or direct the vote                                                   7,936,700

         (ii)      Shared power to vote or to direct the vote                                                      0

         (iii)     Sole power to dispose or to direct the disposition of                                   7,936,700

         (iv)      Shared power to dispose or to direct the disposition of                                         0

         ADVISORS

         Sole power to vote or direct the vote                                                             7,936,700

         Shared power to vote or to direct the vote                                                                0

         Sole power to dispose or to direct the disposition of                                             7,936,700

         Shared power to dispose or to direct the disposition of                                                   0


                                  SCHEDULE 13G

CUSIP NO. 880915103                                           PAGE 9 OF 13 PAGES

         MANAGEMENT

         Sole power to vote or direct the vote                                                             7,936,700

         Shared power to vote or to direct the vote                                                                0

         Sole power to dispose or to direct the disposition of                                             7,936,700

         Shared power to dispose or to direct the disposition of                                                   0

         MR. DAVIS

         (i)       Sole power to vote or direct the vote                                                   7,936,700

         (ii)      Shared power to vote or to direct the vote                                                      0

         (iii)     Sole power to dispose or to direct the disposition of                                   7,936,700

         (iv)      Shared power to dispose or to direct the disposition of                                         0

         MR. ULRICH

         (i)       Sole power to vote or direct the vote                                                   7,936,700

         (ii)      Shared power to vote or to direct the vote                                                      0

         (iii)     Sole power to dispose or to direct the disposition of                                   7,936,700

         (iv)      Shared power to dispose or to direct the disposition of                                         0



ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          This Item 5 is not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     The investors in Anchorage Offshore have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Anchorage Offshore in accordance with their respective ownership interests in Anchorage Offshore.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          This Item 7 is not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          This Item 8 is not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

          This Item 9 is not applicable.

                                  SCHEDULE 13G

CUSIP NO. 880915103                                          PAGE 10 OF 13 PAGES


ITEM 10. CERTIFICATION:

     By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                  SCHEDULE 13G

CUSIP NO. 880915103                                          PAGE 11 OF 13 PAGES


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2006                  ANCHORAGE CAPITAL MASTER OFFSHORE LTD.



                                            By:  /s/ Kevin M. Ulrich
                                            --------------------------------------
                                            Name:    Kevin M. Ulrich
                                            Title:   Director


Date:    February 13, 2006                  ANCHORAGE ADVISORS, L.L.C.



                                            By:      Anchorage Advisors Management, L.L.C.,
                                                     its Managing Member

                                                     By: /s/ Anthony L. Davis
                                                     --------------------------------------
                                                     Name:    Anthony L. Davis
                                                     Title:   Managing Member


Date:    February 13, 2006                  ANCHORAGE ADVISORS MANAGEMENT, LLC



                                            By: /s/ Anthony L. Davis
                                            --------------------------------------
                                            Name:    Anthony L. Davis
                                            Title:   Managing Member


Date:    February 13, 2006                  ANTHONY L. DAVIS



                                            /s/ ANTHONY L. DAVIS
                                            --------------------------------------


Date:    February 13, 2006                  KEVIN M. ULRICH



                                            /s/ Kevin M. Ulrich
                                            ---------------------------------------


                                  SCHEDULE 13G

CUSIP NO. 880915103                                         PAGE 12 OF 13 PAGES


                                            EXHIBIT INDEX

                                                                                                          PAGE NO.

A.        Joint Filing Agreement, dated as of February 13, 2006, by and among the Reporting Persons.
          ..........................................                                                         12



                                  SCHEDULE 13G

CUSIP NO. 880915103                                         PAGE 13 OF 13 PAGES


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the common shares, without par value, of Terra Industries Inc., dated as of February 13, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:    February 13, 2006                  ANCHORAGE CAPITAL MASTER OFFSHORE LTD.



                                            By:  /s/ Kevin M. Ulrich
                                            --------------------------------------
                                            Name:    Kevin M. Ulrich
                                            Title:   Director


Date:    February 13, 2006                  ANCHORAGE ADVISORS, L.L.C.



                                            By:      Anchorage Advisors Management, L.L.C.,
                                                     its Managing Member

                                                     By: /s/ Anthony L. Davis
                                                     --------------------------------------
                                                     Name:    Anthony L. Davis
                                                     Title:   Managing Member


Date:    February 13, 2006                  ANCHORAGE ADVISORS MANAGEMENT, LLC



                                            By: /s/ Anthony L. Davis
                                            --------------------------------------
                                            Name:    Anthony L. Davis
                                            Title:   Managing Member


Date:    February 13, 2006                  ANTHONY L. DAVIS



                                            /s/ ANTHONY L. DAVIS
                                            --------------------------------------


Date:    February 13, 2006                  KEVIN M. ULRICH



                                            /s/ Kevin M. Ulrich
                                            ---------------------------------------
